Filed by Aegis Realty Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                                                and Deemed Filed
               Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                              Subject Company: Aegis Realty Inc.
                                                 Commission File No.:  333-55973


AT AEGIS REALTY                     AT THE FINANCIAL RELATIONS BOARD
Brenda Abuaf                        Joe Calabrese - General Info (212) 661-8030
Director of Shareholder Services    Pamela K. Belfor-Analyst Info (212) 661-8030
(800) 831-4826


               Aegis Realty to Acquire 19 Community Shopping Centers
               -----------------------------------------------------
                             & P.O'B. Mongtomery & Co.
                             -------------------------

NEW YORK, NY - December 21, 2000 - Aegis Realty Inc. ("Aegis") (AMEX: AER), a geographically diversified real estate investment trust ("REIT") today announced that it has entered into a definitive acquisition agreement to acquire a portfolio of 19 shopping centers and several retail development opportunities from Dallas, Texas-based P.O.B. Montgomery & Company (and its investment partners) ("POB"), together with POB's on-going development business. The transaction, which is comprised of cash, operating partnership interests and debt, is currently valued at about $203 million.

As a condition to the POB transaction, Aegis will terminate its advisory agreement and acquire the assets of the property manager and terminate the property management agreement pursuant to the management internalization agreement which was entered into simultaneously with the acquisition agreement. As a result, Aegis will become self-managed and self-administered. The POB transaction is subject to Aegis' stockholder approval and customary conditions, and both transactions are expected to close in the late Spring of 2001. The acquisition and management internalization agreements have been approved by the Board of Directors of Aegis and the shareholders of POB.

Highlights:

        o Creates a fully integrated property acquisition, management and development organization
        o Increases Aegis' total market capitalization from approximately $155 million to approximately $352 million
        o Increases the size of Aegis' shopping center portfolio from 3 million square feet of GLA to 5.64 million square feet of GLA
        o  Adds new, and strengthens existing, retailer relationships
        o  Adds ground-up development capabilities
        o Furthers Aegis' strategic plan as consolidator of shopping center portfolios
        o  Increases insider stock ownership


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        o  Immediately accretive to FFO on a diluted per share basis


Transaction Terms
-----------------

Under the terms of the acquisition agreement, Aegis has agreed to pay POB and its investment partners total consideration of $203.5 million. The consideration will be comprised of: $3 million in cash, (ii) $58.4 million of limited partnership interests in Aegis Realty Operating Partnership, LP ("OP Units"), which are convertible on a one-for-one basis into Aegis common stock at a value of $11 per share and cannot be transferred for one year, and (iii) assumption of $142.1 million in non-recourse debt encumbering the acquired shopping centers. The consideration and components of the consideration are subject to certain adjustments provided for in the acquisition agreement. The Advisor will be paid its standard acquisition fee in connection with the transaction. Up to $1 million of such fee will be paid in the form of cash and the balance of approximately $6.5 million will be paid in the form of a distribution of Aegis' non-core, non-retail assets based upon their assigned fair market value subject to certain adjustments.

The acquisition will represent the first transaction to be completed under Aegis' long-term strategic plan to act as a consolidator of shopping centers. Aimed at quickly enhancing the nature and scope of its portfolio and operations, Aegis, over the past year has mainly focused its acquisition efforts on large portfolios. With the completion of this acquisition, Aegis will further many of its strategic goals by: i) increasing its equity market capitalization by 62% and its gross leaseable square footage of high-quality well anchored shopping centers by 88%; ii) accumulating a critical mass of assets and revenue necessary to allow for the internalization of a full-time management team to develop, redevelop, manage, administer and lease retail assets; iii) enhancing the company's redevelopment capabilities and adding ground-up development capabilities; and iv) increasing share ownership of management and insiders.

"We are extremely excited about this acquisition. The totality of what we have accomplished with this transaction significantly changes the nature and scope of the Company and positions it for strong growth. As a result of this transaction, we will add terrific assets and conform the Company's operating structure to meet the demands of the marketplace. Following this transaction, Aegis will be an internally managed and administered REIT with a first-class management team. We are very excited about the growth opportunities arising from the joining of Aegis, POB and POB's institutional partner, Apollo Real Estate Advisors", remarked Stuart J. Boesky, Chairman and Chief Executive Officer of Aegis." "POB is an exceptionally well-run company with strong name recognition. Their expertise in value enhancement and ground-up development of high-quality properties is the perfect complement to the property management capabilities of Aegis' Manager. In addition, Apollo adds financial resources and industry relationships that will insure the Company's continued growth. After the acquisition, Aegis will be a much stronger company with better access to capital, additional expertise in redevelopment, ground-up development, leasing and property management skills."



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



Financial Summary
-----------------

Pro Forma for the transaction, Aegis will have approximately 14.4 million fully diluted shares and OP units outstanding. Aegis will be assuming approximately $142 million of mortgage debt and will have a total of approximately $216 million in debt upon completion of the acquisition. The combined company generates in-place pro forma annualized revenues of approximately $50 million, property level NOI of approximately $36 million and fully diluted FFO of approximately $18 million. The transaction is expected to be immediately accretive to FFO on a fully diluted per share basis.

Management Internalization
--------------------------

To attract the financial resources necessary to continue to grow the Company, management of both Aegis and POB have concluded that Aegis must become self-managed and self-advised. Since its formation in 1997, Aegis has been externally advised by Related Aegis, LP (the "Advisor") and its properties have been externally managed by RCC Property Advisors (the "Manager"). As a condition of the transaction, Aegis will acquire substantially all of the assets of the Manager and terminate its contracts with the Manager and the Advisor pursuant to the management internalization agreement. In consideration of the management internalization, the Manager and Advisor will be paid an aggregate amount of approximately $3.4 million subject to adjustments pursuant to the management internalization agreement. Such consideration will be paid in the form of shares issued at a value of $11 and a distribution of non-core, non-retail assets based upon their assigned fair market value. After the transaction is completed, Related Capital Company and its officers, directors and affiliates will own between 3.4% and 5.4% of Aegis' outstanding shares depending upon the actual composition of the consideration received in accordance with the internalization agreement.

New Management
--------------

Upon closing, Philip Montgomery and certain other officers of POB will assume full-time executive positions with Aegis. Mr. Montgomery will assume the role of President and Chief Executive Officer of Aegis replacing Stuart J. Boesky, who will stay on as Chairman of the Board. Mr. Montgomery and the management team have agreed to enter into multi-year employment contracts which will contain compensation, non-compete provisions and other terms, which are customary to the REIT industry. This transaction will include the contribution of POB Montgomery's current and future retail development business. In addition, the Board of Directors will be expanded from five to seven members, four of whom will be independent directors.

Affiliates of Apollo Real Estate Advisors have been investment partners with POB since 1994 and will own approximately 28% of the Company (as OP Unit holders) following the consolidation. In addition, POB employees who will become key members of Aegis' management, will own approximately 4% of the Company (as OP Unit holders). Apollo



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


and POB have veto rights over certain major decisions as defined in the acquisition agreement.

"We have been in partnership with Phil Montgomery and P.O'B. Montgomery and Company since 1994 and have purchased in excess of $250 million of neighborhood and community shopping centers together," remarked Richard Mack of Apollo Real Estate Advisors. "POB has consistently maintained its discipline in adherence to investment and due diligence criteria and they are exceptionally skillful and persistent in uncovering and capitalizing on value-added opportunities. They distinguish themselves by their intensive, hands-on operational style. They are strong, low-overhead, relationship oriented operators. Going forward, this company will be Apollo's primary and dominant focus in the shopping center business. We are excited about the potential of this management team to create value for investors, and we are confident they will be successful. Consistent with the Company's current philosophy, we believe the shopping center industry is experiencing ongoing consolidation, providing management with the opportunity to identify complementary retail property portfolios which would benefit from POB's long-term tenant relationships and strong management capabilities."

After the consolidation, management expects to continue Aegis' strategy of ownership and operation primarily of grocery-anchored shopping centers. In addition, Aegis will benefit from POB's established relationships with national retailers. Recent POB transactions with leading national retailers have included Home Depot, Target, Bed, Bath and Beyond, and Albertsons. Aegis will also have the advantage of POB's ground-up development ability, fully dedicated management expertise and long-term external equity relationships. The combined entity will extend POB's strong retailer relationships and acquisition skills across a national platform. POB has produced a sustained record in both retailer driven development projects and value-added acquisition opportunities.

Approval
--------

Completion of the POB transaction is subject to normal closing conditions and the approval of Aegis stockholders. The acquisition and management internalization agreements have been approved unanimously by the Board of Directors of Aegis and the shareholders of POB.

In connection with the transaction, Aegis' Board of Directors formed a special committee consisting of its independent directors (the "Special Committee"). The agreements have been recommended for adoption to the entire Board by the Special Committee and unanimously approved by the Board of Directors of Aegis. The Special Committee and Aegis were advised in this transaction by Bear, Stearns & Co. Inc. Aegis also engaged the law firm of Paul, Hastings, Janofsky, & Walker LLP to advise it and the Special Committee engaged Ballard Spahr Andrews & Ingersoll, LLP to act as its legal counsel. Bear, Stearns & Co. Inc. has issued an opinion that the consideration paid pursuant to the transaction is fair from a financial perspective. Additionally, the Special Committee engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to provide an opinion with respect to the internalization of Aegis' Manager and Advisor.


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


Houlihan Lokey has issued an opinion that the consideration paid by Aegis to the Advisor and the Manager is fair to the Company. POB was advised by the law firm of Jenkins & Gilchrist, P.C.

Although there are limitations on Aegis' ability to solicit competing transactions, Aegis' Board of Directors retains the right to consider alternative transactions in accordance with its duties under applicable law. An alternative transaction may include, among others, any merger, consolidation, share exchange or business combination. The exercise of such rights by Aegis' Board of Directors could result in payment of a termination fee of $3 million to POB plus, in certain circumstances, agreed upon expenses.

Conference Call
---------------

A conference call is scheduled for 1:00 p.m. Eastern Standard Time on Thursday December 21, 2000. Investors, brokers, analysts and stockholders wishing to participate should call 800-482-5519 and for international callers the number is 303-224-6998. To listen to the webcast, visit www.streetfusion.com and install the necessary audio software. For interested individuals unable to join the conference call, replay of the call will be available through December 28, 2000 at 800-625-5288 (domestic calls) and 303-804-1855 (international calls). The Passcode is 892797.

About Aegis Realty

Aegis Realty, a geographically diversified real estate investment trust, has property holdings in 15 states. The Company's current portfolio includes direct or indirect interests in 28 neighborhood shopping centers, two garden apartment complexes and one participating Federal Housing Administration (FHA) co-insured mortgage loan. Aegis Realty is currently seeking other acquisitions throughout the United States.

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risks, trends, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements. Among those risks, trends and uncertainties are the general economic climate; the supply of and demand for shopping center properties; interest rate levels; the availability of financing; and other risks associated with the development and acquisition of properties; the failure of Aegis stockholders to approve the consolidation and the risk that the businesses will not be integrated successfully. Additional factors that could cause Aegis' results to differ materially from those described in the forward-looking statements can be found in the Company's filings with the Securities and Exchange Commission ("SEC"), including the 1999 Annual Report on Form 10-K and the proxy statement which will be delivered to stockholders as part of the approval process. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Company's expectations with regard thereto or change in events, conditions or circumstances on which any such statement is based.



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NY/318012.1

AEGIS WILL BE FILING A PROXY STATEMENT WITH THE SEC IN CONNECTION WITH THE ABOVE-DESCRIBED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER DOCUMENTS FILED BY AEGIS WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (http://www.sec.gov).

AEGIS, AND ITS DIRECTORS AND OFFICERS, AND THE ADVISOR, AND THE DIRECTORS AND OFFICERS OF ITS SOLE GENERAL PARTNER, MAY BE DEEMED TO BE "PARTICIPANTS" IN THE SOLICITATION OF PROXIES FROM AEGIS STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION. THESE POTENTIAL PARTICIPANTS HAVE INTERESTS IN THE TRANSACTION, SOME OF WHICH COULD DIFFER FROM THOSE OF AEGIS STOCKHOLDERS GENERALLY. INFORMATION ABOUT THE DIRECTORS AND OFFICERS OF AEGIS AND THE GENERAL PARTNER OF THE ADVISOR, INCLUDING SUCH INDIVIDUALS' OWNERSHIP OF AEGIS SHARES, IS SET FORTH IN THE PROXY STATEMENT FOR AEGIS' 2000 ANNUAL MEETING OF STOCKHOLDERS (AND IS AVAILABLE AT THE SEC WEBSITE LISTED ABOVE). INVESTORS AND SECURITY HOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS BY READING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.





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Aegis Portfolio



Name of Center       Location             Anchor Tenants      Leasable   Occ
                                                              Sq. Ft.

Governors Square     Montgomery, AL       Odd Lots            183,339    74%
Cactus Village       Glendale, AZ         Safeway             72,598     98%
                                          Walgreens
Rolling Hills Square Tucson, AZ           Fry's               101,864    92%
Winery Square        Fairfield, CA        Food 4 Less         121,950    87%
Barclay Place        Lakeland, FLA        Food Lion           81,459     87%
Pablo Plaza          Jacksonville, FLA    Publix/Office Depot 141,565    97%
Westbird SC          Miami, FLA           Publix              100,087    83%
                                          Eckerds
Mountain Park Plaza  Atlanta, GA          Publix              77,686     89%
Mountain View        Snellville, GA       Kroger              99,908     93%
Village
Kokomo Plaza         Kokomo, IN           Kroger              89,546     97%
Town West SC         Indianapolis, IN     Kroger              88,200     96%
Emporia West         Emporia, KS          Dillons             76,705     100%
Crossroads East      Columbus, OH         Lenscrafters        72,925     74%
Forest Park          Cincinnati, OH       Kroger              92,824     100%
Southgate SC         Heath, OH            Big Bear            213,923    97%
                                          Odd Lots
                                          Pier One
Highland Fair        Gresham, OR          Safeway             74,764     98%
Oxford Mall          Oxford, MS           Wal-Mart            166,860    93%
                                          JC Penney
Southaven            Southaven, MS        Kroger              83,750     89%
The Market Place     Newton, NC           Bi-Lo               125,095    90%
White Oaks Plaza     Spindale, NC         Wal-Mart            186,758
                                          Winn-Dixie
Applewood Center     Omaha, NE            Hy-Vee              101,130    97%
Marion City Square   Marion, NC           Bi-Lo               163,970    82%
Centre Stage SC      Springfield, TN      K-Mart              146,549    98%
                                          Food Lion
Hickory Plaza        Nashville, TN        Kroger              67,336     100%
                                          CVS
Birdneck SC          Virginia Beach, VA   Food Lion           67,060     96%
                                          Eckerds
Cape Henry Plaza     Virginia Beach, VA   Food Lion           55,075     96%
                                          Rite Aid


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Dunlop Village SC    Colonial Heights,    Food Lion           77,315     86%
                     VA
                                          CVS
                     Midlothian, VA       Winn Dixie          78,611     97%
                                                              -----------------


                                                              3,008,852  90.8%



























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

POB Portfolio

Name of Center      Location          Anchor Tenants        Leasable    Occ
                                                            Sq. Ft.

Sonora Plaza        Sonora, CA        Orchard Hardware      162,127     77.3%
                                      Cost U Less
Piedmont Plaza      Apopka, FLA       Albertsons            150,975     99.2%
                                      K-Mart
River Run           Mirimar, FLA      Publix                92,787      97.3%
                                      Walgreens
MarketPlace         Independence, MO  Price Chopper         244,215     97.4%
                                      Old Navy
Univerisity Place   Lincoln, NE       Hy-Vee                120,323     95.9%
Coronado            Santa Fe, NM      Furr's Grocery        116,484     89.1%
Holly Farm          Portland, OR      Albertsons, Staples   112,617     90.3%
Plaza Rios          Dallas, TX        Tom Thumb             103,358     92.6%
                                      (Safeway)
San Mar Plaza       San Marcos, TX    Hastings Books &      185,955     83.7%
                                      Records (Kroger)
                                      Hobby Lobby
Skillman/Abrams     Dallas, TX        Tom Thumb/            134,269     93.7%
                                      Safeway
Country Hills       Ogden, UT         Smiths/Kroger         128,954     94.0%
Staples             Odessa, TX        Staples               23,942      100.0%
Court Street        Pasco, WA         Albertsons/Rite Aid   117,030     99.3%
Franklin Park       Spokane, WA       Bed, Bath & Beyond    136,350     73.1%
                                      Ross, Rite Aid
                                      Rite Aid
Highlands Center    Kennewick, WA     REI/Hastings Books    123,196     80.6%
                                      & Records,
                                      Rite Aid
Tacoma Place        Tacoma, WA        Homebase              233,548     99.1%
                                      Gart Sports
Marysville Towne                      Albertsons            238,147     94.6%
Centre                                Rite Aid, Staples
                                      JC Penney
Washington Plaza    Richland, WA      Safeway               149,176     94.9%
                                      Rite Aid
Cheyenne Plaza      Cheyenne, WY      Hobby Lobby           60,000      100.0%
                                                            --------------------

                                                            2,633,453   93.0%



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NY/318012.1